Exhibit 99.1

ANNUAL GENERAL MEETING 2014 OF VOXELJET AG

DECLARED VOTING RESULTS

Percentages are approximate values.

Agenda Item	Object of the Resolution	Valid Votes Cast	% of the Share Capital	YES-Votes and % of the Votes Cast	NO-Votes and % of the Votes Cast	Abstentions and % of the Votes Cast	Proposal
No. 2	Discharge of the management board	1,024,609	27.54%	1,009,134 (98.49%)	10,876 (1.06%)	4,599 (0.45%)	Accepted
No. 3	Discharge of the supervisory board	1,790,574	48.13%	1,775,876 (99.18%)	10,025 (0.56%)	4,673 (0.26%)	Accepted
No. 4	Appointment of the auditor	1,862,719	50.07%	1,854,369 (99.55%)	5,806 (0.31%)	2,544 (0.14%)	Accepted
No. 5a	Elections supervisory board – Mr. Peter Nietzer	1,862,719	50.07%	1,844,933 (99.05%)	12,808 (0.69%)	4,978 (0.27%)	Accepted
No. 5b	Elections supervisory board – Mr. Stefan Söhn	1,862,719	50.07%	1,843,699 (98.98%)	11,973 (0.64%)	7,047 (0.38%)	Accepted

Agend Item	Object of the Resolution	Valid Votes cast	% of the share capital	YES-Votes and % of the Votes cast	NO-Votes and % of the Votes cast	Abstentions and % of the Votes cast	Proposal
No. 5c	Elections supervisory board – Prof. Dr. Heinzl	1,862,719	50.07%	1,833,282 (98.42%)	22,639 (1.22%)	6,798 (0.36%)	Accepted
No. 6	Remuneration of the supervisory board	1,862,719	50.07%	1,836,006 (98.57%)	21,679 (1.16%)	5,034 (0.27%)	Accepted
No. 7	Deletion of the authorized capital, creation of a new authorized capital and respective modification of the articles of association	1,862,719	50.07%	1,653,034 (88.74%)	204,486 (10.98%)	5,199 (0.28%)	Accepted